FOX ROTHSCHILD LLP
Attorneys at Law
Mail:  P.O. Box 5231, Princeton, NJ  08543-5231
Princeton Pike Corporate Center
997 Lenox Drive, Building 3
Lawrenceville, NJ  08648-2311
Tel:  609-896-3600   Fax:  609-896-1469
www.foxrothschild.com

Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

January 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kaitlin Tillan

Re:	Mikros Systems Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 000-14801

Dear Ms. Tillan:

We thank you for your comment letter dated December 23, 2010 (the “Comment Letter”) addressed to Mikros Systems Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009 Financial Statements
Note 5 –Stock Options, page 53

1.           In future filings please disclose the method used to determine our expected term, expected volatility and risk-free interest rate assumptions consistent with FASB ASC 718-10-50-2(f)(2).

The Company will include the requested disclosure in its future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 5.  Shareholders’ Equity, page 8

2.
Given the disclosure related to your convertible preferred stock, please tell us whether any of your convertible preferred stock is a participating security and how you applied the two class method in FASB ASC 260-10-45-59A through 45-70.

 The Company has analyzed the rights, preferences and designations of each issued and outstanding series of its preferred stock to determine if any are “participating securities” under FASB ASC 260-10-20.  As a result of this analysis, the Company concluded that the 250,000 issued and outstanding shares of Convertible Preferred Stock participate in dividends and distributions with the holders of the Company’s Common Stock and, therefore, meet the definition of a “participating security.”  As a result, the two class method must be applied for computing basic and diluted earnings per share in accordance with FASB ASC 260-10-45-60A.    In applying the two class method in determining basic and fully diluted earnings per share for the periods at issue, the Company concluded that its earnings per share would be $0.00 which is equal to the earnings per share that have been reported under the treasury stock method.  As a result, the Company concluded that any difference in net income applicable to common stockholders did not have a material impact on the Company’s financial statements and related notes and that there would be no difference in the earnings per share under the two class method.  The Company will adopt the provisions of FASB ASC 260-10-40-60A in the computation of basic earnings per share using the two class method in future filings.

The requested acknowledgement is attached hereto as Exhibit A.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By: /s/ Vincent A. Vietti
       Vincent A. Vietti

cc:   Mr. Thomas J. Meaney, President
        Mikros Systems Corporation

Exhibit A

January 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kaitlin Tillan

Dear Ms. Tillan:

Pursuant to the Staff’s Comment Letter to Mikros Systems Corporation (the “Company”) dated December 23, 2010, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MIKROS SYSTEMS CORPORATION

By:	/s/ Thomas J. Meaney
Thomas J. Meaney
President